UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

1.  Name of the Registrant

ExxonMobil

2. Name of person relying on exemption

CalSTRS Investments

3. Address of person relying on exemption

100 Waterfront Place, 14th Floor

West Sacramento, CA 95605-2807

4. Written Materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1).

California State Teachers’

Retirement System

Sustainable Investment & Stewardship Strategies

Aeisha Mastagni, Portfolio Manager

amastagni@calstrs.com

P.O. Box 15275

Sacramento, California 95851-0275

800-228-5433

May 19, 2021

To Fellow Shareholders:

Change is coming to ExxonMobil.

Institutional Shareholder Services (ISS) and Glass Lewis recommend shareholders vote their shares on the proxy card nominated by Engine No. 1, adding their voices to a growing chorus for change at ExxonMobil. The endorsement of these proxy advisory firms confirms our belief that ExxonMobil’s board must be strengthened to drive systemic change and help ensure a long-term energy transition strategy. While CalSTRS is pleased that ISS recommended three candidates and Glass Lewis recommended two candidates from Engine No. 1’s alternate director slate, we believe incremental reform would fall short of sufficiently addressing the scope of the governance failings of the incumbent board.

ExxonMobil’s shareholders have a first-of-its-kind opportunity to drive systemic change at the company by voting in support of the full alternate slate of directors to strengthen the board and contribute to the sustainable value of their investments. Just as corporate boards represent shareholders and have a responsibility to act in shareholders’ best interest, shareholders are obligated to mitigate risk and promote investor confidence.

CalSTRS continues to advocate for all four independent directors nominated by Engine No. 1. As a slate for change, the four candidates bring the valuable expertise needed to strengthen the ExxonMobil board and equip it with the skills needed to address the oil giant’s financial underperformance and lackluster plans for the global energy transition.

-	Greg Goff will help ensure the ExxonMobil board runs better on Day One to drive long-term shareholder value. He brings over 40 years of experience in the energy industry and was named among the “Best Performing CEOs in the World” in 2018 by the Harvard Business Review. Under his guidance as President and CEO, Andeavor generated total returns over 1,200 percent, substantially greater than the U.S. Energy sector’s total return of 55 percent.

-	Kaisa Hietala brings valuable experience having led the transformation of an oil and gas company from the inside. She has almost 20 years of experience in the energy industry, including having served as Executive Vice President of Renewable Products for Finnish refiner Neste. She was a key player in Neste’s strategic transformation into the world’s largest and most profitable producer of renewable diesel and jet fuel – one of the “Top 20 Business Transformations of the Last Decade,” according to Harvard Business Review in 2019.

Our Mission: Securing the Financial Future and Sustaining the Trust of California’s Educators

5/19/2021

-	Alexander (Andy) Karsner brings highly valuable regulatory and cutting-edge energy technology experience. He focused on large scale energy infrastructure at the beginning of his career and has over 30 years of experience in global conventional and renewable energy. He served as U.S. Assistant Secretary of Energy from 2005 to 2008 and was responsible for research and development programs at the National Laboratories. He also helped to enact and implement federal legislation that now forms the framework for federal energy policy and regulation.

-	Anders Runevad adds highly relevant and differentiated experience that will be crucial to strengthening ExxonMobil’s board – a deep understanding of the broader energy landscape and how to compete in it. Energy today is not limited to oil and gas or even liquid fuels, but includes wind, solar, hydrogen, and more. Understanding how to compete going forward will require an understanding of the entire energy supply stack, and Anders has valuable experience leveraging falling technological cost curves, regulatory developments, and customer demand in the power generation market from his tenure as CEO at Vestas Wind Systems.

Given the magnitude of the need for change and the lack of relevant energy experience on the current board, a vote for all four Engine No. 1 director candidates is crucial to providing a solution that will drive performance, resiliency and strategic positioning.

The links between climate change, business and financial investments are undeniable. Voting for these four highly qualified, independent candidates will strengthen the ExxonMobil board to promote investor confidence and equip it to provide effective oversight, prepare the oil giant for the global energy transition and drive long-term shareholder value.

This is NOT a solicitation of authority to vote your proxy. Please DO NOT SEND us your proxy card but return it to the proxy-voting agent in the envelope that was or will be provided to you by ExxonMobil. CalSTRS is not able to vote your proxies, and this communication does not contemplate such an event. This communication is meant to inform you about CalSTRS’ opinion and to give you valuable decision-making information when you review your shareholder proxy for the ExxonMobil 2021 annual shareholders’ meeting.